Broadcast International, Inc.

7050 South Union Park Center, Suite 600

Midvale, Utah 84047

(801) 562-2252

June 15, 2011

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:

Broadcast International, Inc

Form S-1, filed February 18, 2011

Pre-Effective Amendment No. 1, filed April 11, 2011

Pre-Effective Amendment No. 2, filed May 20, 2011

File No. 333-172354

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended, Broadcast International, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-1, as amended, be accelerated so that it will become effective at 3:00 p.m., Eastern Time, on Thursday, June 16, 2011, or as soon thereafter as practicable.

In connection with the foregoing, the Company hereby acknowledges that:

•

Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your kind assistance.

Very truly yours,

Broadcast International, Inc.

By:  /s/ Rodney M. Tiede__________
Rodney M. Tiede
President and Chief Executive Officer